Exhibit 99.7

SECOND SUPPLEMENT dated July 29, 2016 to the Base Prospectus dated April 18, 2016

TÜRKİYE VAKIFLAR BANKASI T.A.O.

US$7,000,000,000

Global Medium Term Note Program

This supplement (this “Supplement”) is supplemental to, and must be read in conjunction with, the Base Prospectus dated April 18, 2016 (the “Original Base Prospectus” and, as supplemented on June 13, 2016, the “Base Prospectus”) prepared by Türkiye Vakıflar Bankası T.A.O. (the “Issuer” or the “Bank”) under the Issuer’s global medium term note program. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed thereto in the Base Prospectus.

This Supplement has been approved by the Central Bank of Ireland, as competent authority under Directive 2003/71/EC as amended (including the amendments made by Directive 2010/73/EU) (the “Prospectus Directive”). The Central Bank of Ireland only approves this Supplement as meeting the requirements imposed under Irish and European Union law pursuant to the Prospectus Directive. This document constitutes a supplement for the purposes of Article 16 of the Prospectus Directive and has been prepared and published for the purposes of incorporating into the Base Prospectus certain recent events in connection with the Issuer. As a result, certain modifications to the Base Prospectus are hereby being made.

Statements contained herein shall, to the extent applicable and whether expressly, by implication or otherwise, modify or supersede statements set out in, or previously incorporated by reference into, the Base Prospectus. Where there is any inconsistency between the information contained in (or incorporated by reference into) the Base Prospectus and the information contained in this Supplement, the information contained in this Supplement shall prevail.

Except as disclosed herein and in the previous supplement to the Original Base Prospectus, there has been no: (a) significant new factor, material mistake or inaccuracy relating to the information included in the Original Base Prospectus since the publication of the Original Base Prospectus, (b) significant change in the financial or trading position of either the Group or the Issuer since March 31, 2016, and (c) material adverse change in the financial position or prospects of either the Group or the Issuer since December 31, 2015.

The Issuer accepts responsibility for the information contained herein. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case), the information contained herein is in accordance with the facts and contains no omission likely to affect the import of such information.

None of the Dealers or the Arranger make any representation, express or implied, or accept any responsibility, for the contents hereof.

AMENDMENTS

The following amendments are made to the Base Prospectus:

RISK FACTORS

The last two sentences of the second paragraph of the risk factor entitled “Risks relating to Turkey — Political Developments” on page 37 of the Original Base Prospectus is hereby deleted in their entirety.

The risk factor entitled “Risks relating to Turkey — Political Developments” on page 37 of the Original Base Prospectus is hereby updated by the addition of the following at the end thereof:

On July 15, 2016, the Turkish government was subject to an attempted coup by a group within the Turkish army. The Turkish government and the Turkish security forces (including the Turkish army) took control of the situation in a short period of time and the ruling government remained in control. On July 20, 2016, the Turkish President announced that, pursuant to Article 120 of the Turkish Constitution, a nationwide three month state of emergency, entitling the government to exercise additional powers, would apply after the failed coup attempt. Under Article 120 of the Turkish Constitution, in the event of serious indications of widespread acts of violence aimed at the destruction of the free democratic order, a state of emergency may be declared in one or more regions of, or throughout, the country for a period not exceeding six months; however, this period may be extended. The government has arrested, discharged or otherwise limited, in aggregate, thousands of members of the military, the judiciary and the civil service, restricted media outlets and otherwise taken actions in response to the coup attempt, including expansion of these actions to a number of individuals in the business community who are allegedly affiliated with the Gülen movement. As of July 29, 2016, investigations with respect to the attempted coup are on-going. There might be further arrests and actions taken by the government in relation to these investigations, including changes in policies and laws. Although, through July 29, 2016, the Bank’s operations have not been materially affected, the political and social circumstances surrounding the attempted coup and its aftermath (including rating downgrades of Turkey and the Bank) might have a negative impact on the Turkish economy (including the value of the Turkish Lira, international investors’ willingness to invest in Turkey and domestic demand), the institutional and regulatory framework, the Bank’s liquidity and/or conditions (financial or otherwise) and/or the value and/or market price of an investment in the Notes.

ADDITIONAL INFORMATION

On July 17, 2016, the Central Bank announced the following measures: (a) the Central Bank will provide banks unlimited liquidity as needed, (b) the commission rate for the intra-day liquidity facilities will be zero, (c) banks will be allowed to place foreign exchange deposits as collateral without any limits for any needed Turkish Lira liquidity, (d) banks’ current foreign exchange deposit limits, which was approximately US$50 billion as of July 17, 2016, may be increased and utilization conditions (e.g., collateral and cost) will be improved, if deemed necessary, (e) all markets and systems, including funds transfer and settlement systems, will be kept open until the final settlement of transactions, (f) market volume and prices will be closely monitored and (g) all other necessary measures will be taken to ensure financial stability.

On July 19, 2016, Moody’s placed under review for downgrade the ratings of 17 Turkish banks, including the Bank, following placement of the Turkish sovereign rating under review for downgrade on July 18, 2016.

On July 20, 2016, Standard & Poor’s (now officially named as S&P Global Ratings) downgraded Turkey’s credit rating from “BB+” to “BB” and changed its outlook from “stable” to “negative.” Following the downgrade of the sovereign rating, on July 22, 2016, Standard & Poor’s lowered the long-term counterparty credit ratings of the Bank to “BB” from “BB+” and affirmed the short-term counterparty credit rating of the Bank at “B.” Standard & Poor’s also lowered the long-term Turkey national scale ratings of the Bank to “trAA-” from “trAA+” and affirmed the short-term Turkey national scale ratings of the Bank at “trA-1.”

On June 21 and July 19, 2016, the Central Bank reduced the upper limit of its interest rate corridor (lending rate) by 50 basis points (to 9.00%) and 25 basis points (to 8.75%), respectively. The Central Bank held constant its one-week repo rate at 7.50% and its overnight borrowing rate at 7.25%.